PROVIDENT ENERGY TRUST ANNOUNCES SEPTEMBER DISTRIBUTION NEWS RELEASE NUMBER 20-03 September 9, 2003

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its September cash distribution would be $0.15 per unit, payable on October 15, 2003. All amounts are in Canadian dollars unless otherwise indicated.

September distributions will be made to unitholders of record on September 18, 2003. The ex-distribution date will be September 16, 2003. For unitholders receiving their distribution in U.S. funds, the September cash distribution will be approximately U.S. $0.11, based on an exchange rate of 1.3671. The actual U.S. dollar distribution will depend on the U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes. Based on the September 8, 2003 closing price of $11.11  (TSX – PVE.UN) per unit, the August distribution represents an annualized cash-on-cash yield of approximately 16 percent.

Provident Energy Trust is a Calgary-based, open-ended oil and gas royalty trust that acquires, develops, produces, markets crude oil, natural gas and natural gas liquids, and provides monthly cash distributions to its unit holders. Provident trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact: Jennifer Pierce Senior Manager Investor Relations and Communications Phone (403) 231-6736

Corporate Head Office: 700, 112 – 4th Avenue S.W. Calgary, Alberta Canada T2P 0H3	Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696	www.providentenergy.com info@providentenergy.com